UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

RAPTOR PHARMACEUTICAL CORP.
(Exact name of registrant as specified in its charter)

Delaware	86-0883978
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

5 Hamilton Landing, Suite 160 Novato, California	94949
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Participating Preferred Stock Purchase Rights	The Nasdaq Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates:  Not applicable

(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered

Reference is hereby made to the Registration Statement on Form 8-A filed by Raptor Pharmaceutical Corp., a Delaware corporation (the “Company”), as successor to TorreyPines Therapeutics, Inc.,  as successor to Axonyx Inc., with the U.S. Securities and Exchange Commission (“SEC”) on May 16, 2005 (the “Registration Statement”), relating to the Rights Agreement, dated as of May 13, 2005 (the “Rights Agreement”), between the Company and American Stock Transfer and Trust Company, LLC, a New York limited liability trust company (the “Rights Agent”), as successor to The Nevada Agency and Trust Company. Such Registration Statement is hereby incorporated by reference herein. The response to Item 1 of the Registration Statement is amended and restated in its entirety as follows:

On May 13, 2005, the Board of Directors (“Board”) of the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share, as described in the Rights Agreement. The dividend was paid on May 27, 2005 to the stockholders of record on May 27, 2005. The Board authorized the issuance of a Right with respect to each issued and outstanding share of common stock at the close of business on May 27, 2005.  As a result of reverse stock splits in 2006 and 2009, each outstanding share of the Company’s common stock currently has attached to it 136 Rights. The Rights trade with, and are inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock the Company issued after May 27, 2005 and before the Distribution Date (as defined below), and in certain circumstances, new shares of common stock the Company issues after the Distribution Date. New common stock certificates the Company issues after May 27, 2005 as a result of transfers of stock by existing stockholders or of new issuances by the Company will contain a notation referring to the Rights and the Rights Agreement.

Each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock (“Preferred Stock”) for $15.00, once the Rights become exercisable. This portion of a share of Preferred Stock will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights as a stockholder of the Company.

The Rights will not be exercisable until the earlier of either (a) 10 days after the public announcement that a person, together with all affiliates or associates of such person, has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the Company’s outstanding common stock, or (b) 10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group of affiliated or associated persons begins a tender or exchange offer which, if completed, would result in that person or group of affiliated or associated persons becoming an Acquiring Person. The “Distribution Date” is deemed to be that date when the Rights become exercisable. Until the Distribution Date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised. The Board may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for a period of 60 days, for $15.00 per Right, purchase shares of the Company’s common stock with a market value of $30.00, based on the market price of the common stock prior to such acquisition. If the Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $15.00 per Right, purchase shares of the acquiring corporation with a market value of $30.00 based on the market price of the acquiring corporation’s stock, prior to such merger.

Each one one-thousandth of a share Preferred Stock, if issued, (a) will not be redeemable, (b) will be junior to any other series of preferred stock the Company may issue, (c) will entitle holders to cumulative quarterly dividend payments of $0.01, or an amount equal to one one-hundred thirty-sixth (1/136th) of the dividend (other than dividends paid in common stock) paid on one share of common stock, whichever is greater, so that one full share of Preferred Stock would entitle the holder to receive a quarterly dividend payment of the greater of $10.00 per share or one one-hundred thirty-sixth (1/136th) of 1,000 times the dividend (other than dividends paid in common stock) paid on one share of common stock, (d) will entitle holders upon liquidation either to receive $1.00 (plus any accrued but unpaid dividends), or an amount equal to the payment made on one one-hundred thirty-sixth (1/136th) of a share of common stock, whichever is greater, so that one full share of Preferred Stock would entitle to holder to receive upon liquidation the greater of $1,000 per share (plus any accrued but unpaid dividends) or one one-hundred thirty-sixth (1/136th) of 1,000 times the payment made on one share of common stock, (e) will have the same voting power as one one-hundred thirty-sixth (1/136th) of a share of common stock, so that one full share of Preferred Stock would have one one-hundred thirty-sixth (1/136th) of 1,000 times the votes of one share of common stock; and (f) will entitle holders to a per share payment equal to the payment made on one one-hundred thirty-sixth (1/136th) of a share of common stock, so that one full share of Preferred Stock would be entitled to receive a payment one one-hundred thirty-sixth (1/136th) of 1,000 times the per share payment to a share of common stock, provided that shares of the Company’s common stock are exchanged via merger, consolidation or a similar transaction.

The Rights will expire on May 13, 2015 or on an earlier date if the Company redeems or exchanges the Rights, as discussed below. The Rights will also expire on an earlier date if the Company enters into a merger transaction approved by a majority of the Company’s disinterested directors and the form of consideration received by any remaining stockholders is the same as that received in the transaction approved by the Board.

The Board may redeem the Rights for $0.0005 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.0005 per Right, in cash, common stock or other securities, as determined by the Board. The redemption price will be adjusted if the Company has a stock split or stock dividends of the Company’s common stock. The Board may also redeem all outstanding Rights for the same redemption price after a person or group has become an Acquiring Person, but only if the Company enters into a merger transaction with a party other than the original Acquiring Person, or if the original Acquiring Person no longer is a beneficial owner of 15% of the Company’s outstanding common stock and there are no other such Acquiring Persons at the time. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company’s outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

The Board may adjust the purchase price of the Preferred Stock, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Stock or common stock, or otherwise. No adjustments to the Exercise Price of less than 1% will be made.

The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. However, the Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of the Company’s outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.

On June 12, 2006, the Company entered into an amendment to the Rights Agreement (the “First Amendment”). The First Amendment served to exclude the pending merger transaction between Axonyx Inc. and TorreyPines Therapeutics, Inc. from triggering a distribution of rights dividends under the Rights Agreement.

On October 3, 2006, the Company entered into an amendment to the Rights Agreement (the “Second Amendment”). The Second Amendment served to change the laws that governed the Rights Agreement from the laws of the State of Nevada to the laws of the State of Delaware.

On July 27, 2009, the Company entered into an amendment to the Rights Agreement (the “Third Amendment”). The Third Amendment served to exclude the pending merger transaction between the Company and TorreyPines Therapeutics, Inc. from triggering a distribution of rights dividends under the Rights Agreement.

On August 6, 2010, the Company entered into an amendment to the Rights Agreement (the “Fourth Amendment”). The Fourth Amendment served to exclude the pending financing transaction from triggering a distribution of rights dividends under the Rights Agreement.

A copy of the Rights Agreement, First Amendment, Second Amendment, Third Amendment and Fourth Amendment have been filed with the Securities and Exchange Commission as an Exhibit to the Registration Statement. A copy of the Rights Agreement, First Amendment, Second Amendment, Third Amendment and Fourth Amendment are available free of charge from the Company.

THE FOREGOING SUMMARY DESCRIPTION OF THE RIGHTS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT, FIRST AMENDMENT, SECOND AMENDMENT, THIRD AMENDMENT AND FOURTH AMENDMENT, WHICH ARE ATTACHED HERETO AS EXHIBITS AND INCORPORATED HEREIN BY REFERENCE.

Item 2.	Exhibits.

1.	Rights Agreement, dated as May 13, 2005, and amended from time to time, between Raptor Pharmaceutical Corp., as successor to TorreyPines Therapeutics, Inc., as successor to Axonyx Inc., and American Stock Transfer and Trust Company, LLC, as successor to The Nevada Agency and Trust Company (incorporated by reference to Exhibit 99.2 of the registrant’s Current Report on Form 8-K, filed with the SEC on May 16, 2005).

2.	Rights Agreement Amendment, dated June 7, 2006, between Raptor Pharmaceutical Corp., as successor to TorreyPines Therapeutics, Inc., as successor to Axonyx Inc., and American Stock Transfer and Trust Company, LLC, as successor to The Nevada Agency and Trust Company (incorporated by reference to Exhibit 4.1 of the registrant’s Current Report on Form 8-K, filed with the SEC on June 12, 2006).

3.	Rights Agreement Amendment, dated October 3, 2006, between Raptor Pharmaceutical Corp., as successor to TorreyPines Therapeutics, Inc., as successor to Axonyx Inc., and American Stock Transfer and Trust Company, LLC, as successor to The Nevada Agency and Trust Company (incorporated by reference to Exhibit 4.19 of the registrant’s Current Report on Form 8-K, filed with the SEC on March 29, 2007).

4.	Rights Agreement Amendment, dated July 27, 2009, between Raptor Pharmaceutical Corp., as successor to TorreyPines Therapeutics, Inc., and American Stock Transfer and Trust Company, LLC, as successor to The Nevada Agency and Trust Company (incorporated by reference to Exhibit 4.1 of the registrant’s Current Report on Form 8-K, filed with the SEC on July 28, 2009).

5.	Rights Agreement Amendment, dated August 6, 2010, between Raptor Pharmaceutical Corp. and American Stock Transfer and Trust Company, LLC (incorporated by reference to Exhibit 4.2 of the registrant’s Current Report on Form 8-K, filed with the SEC on August 10, 2010).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 9, 2014	RAPTOR PHARMACEUTICAL CORP.

	By:	/s/ Georgia Erbez
	Name:	Georgia Erbez
	Title:	Chief Financial Officer, Secretary and Treasurer